Exhibit 99.1

ASM International N.V. Accelerates

Restructuring of Worldwide Front-end Operations

ALMERE, The Netherlands – July 20, 2009 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) announced today that it is accelerating its cost reduction and restructuring of worldwide Front-end operations. The goal of this restructuring program, called PERFORM!, launched and announced earlier this year, is to streamline ASMI’s global operations and transfer Front-end into a strong profit making organization. The Company is making an important step in reaching this goal by increasing and accelerating the cost reduction target to at least 40% (compared to the Q4 2008 run rate) to be realized in the first half of 2010, which is six months earlier than previously announced.

The main components of the Company’s accelerated execution plans are:

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The consolidation of its global Front-end Manufacturing operations from Europe, the United States and Japan, into its Front-end manufacturing operations in Singapore by the end of 2010. This will be achieved by: 1) completing the previously announced transfer from Almere, the Netherlands, which is on schedule; 2) phasing out the manufacturing operation in Phoenix, Arizona, in the first half of 2010; and 3) transferring manufacturing from Nagaoka, Japan, no later than the fourth quarter of 2010. The Company believes these actions will also lead to significant Working Capital reductions.

•

The reduction of Selling, General and Administration expenses by making fundamental changes in our global support infrastructure. This includes a significant simplification and streamlining of our warehousing operations and the further strengthening of the Global Sales & Service organization which was created last year.

•	The leveraging of Research and Development and our product portfolio by reprioritization of strategic programs in order to maximize their potential.

Following the implementation of these measures, ASMI will continue to maintain strong Research and Development, Product Management, Marketing and Customer Support activities in Almere, Phoenix and Nagaoka/Tama.

Unfortunately, restructuring on this scale requires the loss of many loyal and dedicated employees. The Company, however, remains committed to executing this key program.

The Company expects that total restructuring charges of approximately Euro 60 – 70 million, which include amounts disclosed earlier this year, will largely be accounted for in the 2009 accounts with the associated cash flows distributed relatively evenly over 2009 and 2010. The amounts include non-cash charges of an estimated Euro 10 million related to impairment of assets.

In addition, partly as a result of the current prolonged contraction in the semiconductor industry, the Company will report an inventory write-down of approximately Euro 20 – 25 million in the 2009 second quarter results, which will be announced on July 29, 2009.

From time to time, ASMI may post additional information related to this restructuring on its corporate website, www.asm.com.

Chuck del Prado

President and CEO of ASM International

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

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